JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

September 26, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Registration Statement of Form S-3

File No. 333-153104

Filed: August 20, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated September 10, 2008.

1. With respect to comment No. 1 regarding the Company’s eligibility to use Form S-3 in connection with a primary offering of its securities, the following information is provided.

Your attention is directed at the following schedule:

Officers and Directors	Share Ownership

Christopher Crupi	3,623,900
William Reed	506,000
Robert Dinnning	15,000
Daniel Hachey	200,000
Lucie Letellier	142,460
John Carden	95,000
Ian Talbot	55,000
Michel Yvan Stinglhamber	50,000

TOTAL	4,687,360

Total Issued and Outstanding as of May 1, 2008:  46,502,478

Calculation of Public Float:

46,502,478  (total issued and outstanding)

<4,687,360> (affiliates)

____________________________________________

Held by Non-Affiliates:     41,815,118

Closing bid price of common stock as of June 24, 2008:   $1.99

Calculation of Public Float:

Shares held be non-affiliates multiplied by the closing bid price:

41,815,118  X  $1.99 = $83,212,084    Required Floor:  $75 million

Based upon the foregoing calculations we believe that the issuer has demonstrated its eligibility to rely on Form S-3 for a primary offering of securities.

2.

With respect to comment 2 and disclosure in future amendments including but not limited to updating financial statements

We have amended our registration statement to incorporate the required changes. Please note, that the Company has filed on September 25, 2008 its Form 10-k for the year ended June 30, 2008.  The annual report includes the Company’s audited financial statements for the period ended June 30, 2008.  The annual report, including the audited financial statements are incorporated by reference.

3.

With respect to the cover page and the aggregate offering price.

We have amended the registration statement throughout to reflect that the total aggregate offering price is $80 million.

4.

With respect to your comment regarding the fee table and reference to common stock and common stock purchase warrants and units

We have amended the cover page to indicate that the Company will offer either common stock or common stock purchase warrants.  All reference to units being offered have been deleted throughout the registration statement

5.

With respect to your comment regarding the fee table set forth on the cover page and footnote one with respect to the issuance of the common stock and common stock purchase warrants as well as the legal opinion covering the same.

We have amended the fee table to reflect that the Company may issue an aggregate of $80 million in the Company’s securities consisting of common stock and common stock purchase warrants.  We have further amended the registration statement to eliminate any fixed dollar amount for either the common stock or the common stock purchase warrants.

The legal opinion filed as Exhibit 5.1 has been further amended to clarify the securities being registered.

6.

With respect to your comment regarding our heading of “Our Business” and the placement of the Risk Factors immediately following the summary section.

We have changed the designation from “Our Business” to “Summary” in compliance with Item 503 of Regulation S-K.  We have also moved the section identified as “Risk Factors” to immediately following the “Summary”.

7.

With respect to comment 7, regarding further disclosure with respect to the order suspending trading in the Company’s common stock.

In response to comment 7, we have added a risk factor identified as:

“We are the subject of an order entered by the Securities and Exchange Commission temporarily suspending trading in our Common Stock” and further identified the specifics contained in the Commission’s order and the Company’s response thereto.

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.